EXHIBIT  99.14

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Dr. Gilles Arseneau, P. Geo and reports, Technical Report on the Diablillos Property – Salta and Catamarca Provinces, Argentina dated effective July 27, 2009 and Technical Report – San Agustin Resource Estimate dated effective March 30, 2009 (the “Reports”), and the information contained in my Reports, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

   /s/ Dr. Giles Arseneau
Dr. Gilles Arseneau, P. Geo

CONSENT OF EXPERT

We hereby consent to the use of and reference to our name, Tetra Tech WEI Inc. and reports, Technical Report on the Diablillos Property – Salta and Catamarca Provinces, Argentina dated effective July 27, 2009 and Technical Report – San Agustin Resource Estimate dated effective March 30, 2009, (the “Reports”) and the information contained in our Reports, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

Tetra Tech WEI Inc.

Per:   /s/ Tetra Tech WEI Inc.